UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LAWSON SOFTWARE, INC.

(Name of Subject Company (Issuer))

LAWSON SOFTWARE, INC.

(Name of Filing Person (Issuer))

2.5% Senior Convertible Notes Due 2012
(Title of Class of Securities)

52078P AA0

(CUSIP Number of Class of Securities)

Kevin Samuelson
Chief Financial Officer
Lawson Software, Inc.
380 St. Peter Street

St. Paul, Minnesota  55102-1302

(651) 767-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$241,884,000	$28,082.73

*                                         Calculated solely for purposes of determining the filing fee. The purchase price of the 2.5% Senior Convertible Notes Due 2012 (the “Securities”), as described herein, is approximately $1,007.85 per $1,000 principal amount at maturity outstanding. As of February 28, 2011, there was $240,000,000 in aggregate principal amount at maturity of Notes outstanding, resulting in an aggregate maximum purchase price of $241,884,000.

**                                  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

Check the appropriate boxes to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2011, by Lawson Software, Inc., a Delaware corporation (the “Company”). The Schedule TO was filed by the Company, with respect to the right of each holder (the “Holder”) of the Company’s 2. 5% Senior Convertible Notes due 2012 (the “Notes”) to require the Company to purchase, and the obligation of the Company to purchase, each $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, August 8, 2011( the “Fundamental Change Repurchase Date”), pursuant to the terms and conditions of the Fundamental Change Notice and Offer to Purchase, dated July 8, 2011 (as it may be amended and supplemented from time to time, the “Fundamental Change Notice”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, the Indenture and the Notes.

The Schedule TO was, and this Amendment No. 1 is being, filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

The information set forth in the Schedule TO, including the Fundamental Change Notice, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

Item 4. Terms of the Transaction.

Item 4(a) of the Tender Offer Statement is hereby amended to add the following:

The cash tender offer, which commenced on July 8, 2011, expired at 5:00 p.m., New York City time, on August 5, 2011 (the “Exercise Expiration Date”). Subject to the terms and conditions of the Indenture, the Notes and the Fundamental Change Notice, none of the Notes were tendered and approximately 99.9% of all Notes outstanding, in the principal aggregate amount of approximately $239,833,000, were converted in exchange for $1,057.47 per $1,000 aggregate principal amount of Notes surrendered for conversion.

The Company promptly deposited with the Paying Agent, prior to 11:00 a.m., New York City time, on the Fundamental Change Repurchase Date, an amount of cash sufficient to pay for the surrendered Notes validly tendered and not validly withdrawn prior to the Exercise Expiration Date, and the Paying Agent promptly distributed the payment to its participants in accordance with the procedures as outlined in the Fundamental Change Notice after the later of the Fundamental Change Repurchase Date and the book-entry transfer of the applicable Notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAWSON SOFTWARE, INC.

By:	/s/ Kevin Samuelson
Name:	Kevin Samuelson
Title:	Chief Financial Officer

Dated: August 8, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Fundamental Change Notice and Offer to Purchase to Holders of 2.5% Senior Convertible Notes Due 2012, dated July 8, 2011.*

(a)(1)(B)	Notice of Repurchase Right, Payment Upon Conversion in Cash and Entry Into Supplemental Indenture to Holders of Convertible Notes Of Lawson Software, Inc., dated July 8, 2011.*

(b)	Not applicable.

(d)(1)

Indenture, dated as of April 23, 2007, between the Company and The Bank of New York, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on April 23, 2007.

(d)(2)	First Supplemental Indenture, dated as of July 5, 2011, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee.*

(d)(4)

Agreement and Plan of Merger, dated as of April 26, 2011, by and among GGC Software Holdings, Inc., Atlantis Merger Sub, Inc. and Lawson Software, Inc., is incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on April 26, 2011.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.